July 13, 2007

Mail Stop 3561

Frederick M. Mintz, Chairman of the Board
Madison Enterprises Group, Inc.
488 Madison Avenue
Suite 1100
New York, New York 10022

Re: Madison Enterprises Group, Inc.
　　　Amendment Nos. 1 and 2 to
　　　Registration Statement on Form S-1
　　　Filed July 6 and 10, 2007
　　　File No. 333-142666

Dear Mr. Mintz:

　　　We have completed a preliminary reading of your registration statement. It appears that your document fail to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies are addressed.

　　　We repeat comment one of our prior letter. Please revise the registration statement to comply with Rule 419. In this regard, we believe Rule 419 applies to any registered offering of securities of a blank check company where the securities are penny stock as defined under the Exchange Act. Consequently, Rule 419 would apply to any primary offering, a spin-off distribution, a resale offering or any other type of offering, where the registrant is a blank check company and the securities are penny stock.

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　　　As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call Goldie Walker at (202) 551-3234 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies